EXHIBIT 99.11

AMBAC ASSURANCE CORPORATION AND SUBSIDIARIES

(a wholly owned subsidiary of Ambac Financial Group, Inc.)

Consolidated Unaudited Financial Statements

As of September 30, 2006 and December 31, 2005

and for the Three and Nine Months Ended September 30, 2006 and 2005

Ambac Assurance Corporation and Subsidiaries

Consolidated Balance Sheets

September 30, 2006 and December 31, 2005

(Dollars in Thousands Except Share Data)

	September 30, 2006	December 31, 2005
	(unaudited)
ASSETS

Investments:
Fixed income securities, at fair value (amortized cost of $9,884,495 in 2006 and $8,940,769 in 2005)	$10,100,217	$9,153,354
Short-term investments, at cost (approximates fair value)	176,364	406,530
Other (cost of $97,934 in 2006 and $13,025 in 2005)	98,531	13,308

Total investments	10,375,112	9,573,192

Cash	34,741	21,145
Securities purchased under agreements to resell	34,000	97,000
Receivable for securities sold	1,050	1,269
Investment income due and accrued	119,459	120,771
Reinsurance recoverable on paid and unpaid losses	5,292	3,730
Prepaid reinsurance	311,564	303,383
Deferred acquisition costs	220,252	202,195
Derivative assets	1,125,010	1,101,948
Loans	582,816	681,625
Other assets	94,382	140,751

Total assets	$12,903,678	$12,247,009

LIABILITIES AND STOCKHOLDER’S EQUITY

Liabilities:
Unearned premiums	$3,039,663	$2,966,426
Loss and loss expense reserves	279,614	304,139
Ceded reinsurance balances payable	16,963	23,746
Obligations under payment agreements	248,560	248,760
Long-term debt	1,021,516	1,041,848
Deferred income taxes	201,444	201,043
Current income taxes	57,848	31,468
Payable for securities purchased	6,588	11,641
Derivative liabilities	1,025,935	1,007,731
Other liabilities	240,047	239,152

Total liabilities	6,138,178	6,075,954

Stockholder’s equity:
Preferred stock, par value $1,000 per share; authorized shares—285,000; issued and outstanding shares—none	—	—
Common stock, par value $2.50 per share; authorized shares—40,000,000; issued and outstanding shares—32,800,000 at September 30, 2006 and December 31, 2005	82,000	82,000
Additional paid-in capital	1,475,765	1,453,060
Accumulated other comprehensive income	144,242	136,897
Retained earnings	5,063,493	4,499,098

Total stockholder’s equity	6,765,500	6,171,055

Total liabilities and stockholder’s equity	$12,903,678	$12,247,009

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

For The Three and Nine Months Ended September 30, 2006 and 2005

(Dollars in Thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005

Revenues:
Financial Guarantee:
Gross premiums written	$215,544	$238,720	$749,434	$793,091
Ceded premiums written	(26,350)	(34,296)	(75,340)	(61,707)

Net premiums written	$189,194	$204,424	$674,094	$731,384

Net premiums earned	$202,421	$219,811	$610,823	$614,044
Other credit enhancement fees	15,395	12,860	42,419	37,312

Net premiums earned and other credit enhancement fees	217,816	232,671	653,242	651,356
Net investment income	120,245	110,646	351,168	317,104
Net realized investment gains	1,329	5,013	2,842	6,004
Net mark-to-market gains (losses) on credit derivative contracts	2,572	1,555	9,906	(4,785)
Other income	707	1,835	32,135	3,409
Financial Services:
Interest from payment agreements	3,013	3,011	9,117	9,034
Other revenue	3,555	11,426	18,949	11,370

Total revenues	349,237	366,157	1,077,359	993,492

Expenses:
Financial Guarantee:
Loss and loss expenses	(2,543)	89,126	10,406	134,255
Underwriting and operating expenses	30,192	27,844	99,959	89,939
Interest expense on variable interest entity notes	12,754	11,623	37,335	35,018
Financial Services:
Interest from payment agreements	2,387	1,680	6,796	4,801
Other expenses	1,366	1,519	4,562	4,949

Total expenses	44,156	131,792	159,058	268,962

Income before income taxes	305,081	234,365	918,301	724,530
Provision for income taxes	86,950	53,433	251,906	181,480

Net income	$218,131	$180,932	$666,395	$543,050

See accompanying Notes to Consolidated Unaudited Financial Statements

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Stockholder’s Equity

(Unaudited)

For The Nine Months Ended September 30, 2006 and 2005

(Dollars in Thousands)

	2006		2005
Retained Earnings:
Balance at January 1	$4,499,098		$4,094,381
Net income	666,395	$666,395	543,050	$543,050

Dividends declared—common stock	(102,000)		(323,800)

Balance at September 30	$5,063,493		$4,313,631

Accumulated Other Comprehensive Income:
Balance at January 1	$136,897		$237,632
Unrealized gains (losses) on securities, $3,477 and ($101,458), pre-tax, in 2006 and 2005, respectively(1)		2,259		(65,948)
Foreign currency translation gain (loss)		5,086		(6,480)

Other comprehensive gain (loss)	7,345	7,345	(72,428)	(72,428)

Comprehensive income		$673,740		$470,622

Balance at September 30	$144,242		$165,204

Preferred Stock:
Balance at January 1 and September 30	$—		$—

Common Stock:
Balance at January 1 and September 30	$82,000		$82,000

Additional Paid-in Capital:
Balance at January 1	$1,453,060		$1,232,701
Capital issuance costs	(2,636)		(4,028)
Employee benefit plans	15,129		13,839
Excess tax benefit related to share-based compensation	10,212		9,423

Balance at September 30	$1,475,765		$1,251,935

Total Stockholder’s Equity at September 30	$6,765,500		$5,812,770

(1)Disclosure of reclassification amount:
Unrealized holding gains (losses) arising during period	$2,795		($63,068)
Less: reclassification adjustment for net securities gains included in net income	536		2,880

Net unrealized gains (losses) on securities	$2,259		($65,948)

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

For The Nine Months Ended September 30, 2006 and 2005

(Dollars in Thousands)

	Nine Months Ended September 30,
	2006	2005
Cash flows from operating activities:
Net income	$666,395	$543,050
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,075	3,130
Amortization of bond premium and discount	18,601	9,628
Share based compensation	17,626	13,839
Current income taxes	26,380	22,380
Deferred income taxes	(2,768)	(17,893)
Deferred acquisition costs	(15,254)	(16,968)
Unearned premiums, net	65,056	115,591
Loss and loss expenses	(26,087)	50,372
Ceded reinsurance balances payable	(6,783)	824
Change in trading account assets	(85,000)	—
Net realized investment gains	(2,842)	(6,004)
Other, net	37,816	30,248

Net cash provided by operating activities	695,215	748,197

Cash flows from investing activities:
Proceeds from sales of bonds	527,216	1,055,026
Proceeds from maturities of bonds	323,754	293,356
Purchases of bonds	(1,806,404)	(2,066,097)
Change in short-term investments	230,166	323,975
Loans	150,206	43,094
Securities purchased under agreements to resell	63,000	(29,000)
Other, net	(1,034)	(46,323)

Net cash used in investing activities	(513,096)	(425,969)

Cash flows from financing activities:
Dividends paid	(102,000)	(323,800)
Capital issuance costs	(2,636)	(4,028)
Proceeds from issuance of long-term debt	100,000	100,000
Payment for redemption of long-term debt	(173,204)	(105,528)
Payment agreements	(200)	(225)
Net cash collateral received	(695)	14,107
Excess tax benefit related to share-based compensation	10,212	—

Net cash used in financing activities	(168,523)	(319,474)

Net cash flow	13,596	2,754
Cash at January 1	21,145	17,360

Cash at September 30	$34,741	$20,114

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$197,971	$167,047

Interest on payment agreements	$5,996	$3,928

Interest on long-term debt	$30,841	$28,593

Cash received during the period for:
Income taxes	$0	$587

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands)

(1)	Background and Basis of Presentation

Ambac Assurance Corporation is a leading provider of financial guarantees to clients in both the public and private sectors around the world. Ambac Assurance provides financial guarantees on public finance and structured finance obligations. Ambac Assurance has earned triple-A ratings, the highest ratings available from Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services, Fitch, Inc., and Rating and Investment Information, Inc. These ratings are an essential part of Ambac Assurance’s ability to provide credit enhancement and any reduction in these ratings could have a material adverse affect on Ambac Assurance’s ability to compete in the financial guarantee business. Financial guarantee insurance policies written by Ambac Assurance generally guarantee payment when due of the principal of and interest on the guaranteed obligation. Ambac Assurance is a wholly owned subsidiary of Ambac Financial Group, Inc, a holding company whose subsidiaries provide financial guarantee products and other financial services to clients in both the public and private sectors around the world. As of September 30, 2006, Ambac Assurance’s net guarantees in force (principal and interest) were $794,640,262.

Ambac Credit Products LLC, a wholly owned subsidiary of Ambac Assurance, provides credit protection in the global markets in the form of structured credit derivatives. These structured credit derivatives, which are privately negotiated contracts, provide the counterparty with credit protection against the occurrence of a specific event such as a payment default or bankruptcy relating to an underlying obligation. Upon a credit event, Ambac Credit Products is required to either (i) purchase the underlying obligation at its par value and a loss is realized for the difference between the par and market value of the underlying obligation, (ii) make a payment equivalent to the difference between the par value and market value of the underlying obligation or (iii) make payments for the difference between the scheduled debt service payment due and the actual payment made by the issuer. Substantially all of Ambac Assurance’s structured credit derivative contracts relate to senior tranches of structured finance transactions and are partially hedged with various financial institutions or structured with first loss protection. Structured credit derivatives issued by Ambac Credit Products are insured by Ambac Assurance.

Ambac UK, an Ambac Assurance wholly owned subsidiary, is licensed to transact credit, suretyship and financial guarantee insurance in the United Kingdom and to offer insurance services in thirteen other European Union (“EU”) countries. EU directives allow Ambac UK to conduct business in EU states other than the United Kingdom in compliance with the scope of permission granted these companies by the Financial Services Authority (“FSA”) without the necessity of additional licensing or authorization in other EU jurisdictions. In February 2005, Ambac UK established a branch office in Milan, Italy. Ambac UK has entered into net worth maintenance and reinsurance agreements with Ambac Assurance, which support its triple-A ratings. Ambac Credit Products Limited, also an Ambac Assurance wholly-owned subsidiary, is licensed in the United Kingdom to transact credit derivatives, as well as act as agent for Ambac Credit Products LLP. Ambac Credit Products Limited is currently able to offer services in two other European Union countries.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Ambac Assurance, through its affiliate Ambac Financial Services, is a provider of interest rate and currency swaps to states, municipalities and their authorities, issuers of asset-backed securities and other entities in connection with their financings. Ambac Assurance, through its subsidiary Ambac Capital Services, enters into total return swaps with professional counterparties. Total return swaps are generally used for fixed income obligations, which meet Ambac Assurance’s credit underwriting criteria. These swaps are insured by Ambac Assurance.

The accompanying consolidated unaudited interim financial statements have been prepared on the basis of U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could differ from those estimates. The results of operations for the nine months ended September 30, 2006 may not be indicative of the results that may be expected for the full year ending December 31, 2006. These consolidated financial statements and notes should be read in conjunction with the financial statements and notes included in (i) the audited consolidated financial statements of Ambac Assurance and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005 which was filed with the Securities and Exchange Commission on March 13, 2006 as Exhibit 99.01 to Ambac Financial Group Inc.’s Form 10-K, (ii) the unaudited consolidated financial statements of Ambac Assurance and subsidiaries as of March 31, 2006, which was filed with the SEC on May 10, 2006 as Exhibit 99.03 to Ambac Financial Group’s Form 10-Q for the quarterly period ended March 31, 2006, and (iii) the unaudited consolidated financial statements of Ambac Assurance and subsidiaries as of June 30, 2006, which was filed with the SEC on August 9, 2006 as Exhibit 99.07 to Ambac Financial Group’s Form 10-Q for the quarterly period ended June 30, 2006.

The consolidated financial statements include the accounts of Ambac Assurance and all other entities in which Ambac Assurance has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities, such as special purpose entities (“SPEs”), through arrangements that do not involve controlling voting interests. All significant intercompany balances have been eliminated.

Certain reclassifications have been made to prior period’s amounts to conform to the current period’s presentation.

(2)	Net Premiums Earned

Gross premiums are received either upfront (typical of public finance obligations), or in installments (typical of structured finance obligations). Up-front insurance premiums written are received for an entire bond issue, which may contain several maturities; and are recorded as unearned premiums. Premium earnings under both the upfront and installment revenue recognition methods are in proportion to the principal amount guaranteed and result in higher premium earnings during periods where guaranteed principal is higher. When an issue insured by Ambac Assurance has been refunded or called, the remaining unrecognized premium (net of refunding credits, if any) is recognized at that time.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Premiums ceded to reinsurers reduce the amount of net premiums earned by Ambac from its financial guarantee insurance policies. For both up-front and installment premiums, ceded premiums written are primarily recognized in earnings in proportion to and at the same time the related gross premium revenue is recognized. Prepaid reinsurance represents the portion of premiums ceded to reinsurers relating to unearned premiums ceded under reinsurance contracts. As discussed in the last paragraph of footnote 3, the accounting for premiums earned is subject to change.

(3)	Loss and Loss Expenses

Ambac Assurance’s financial guarantee insurance is a promise to pay scheduled interest and principal if the issuer of the insured obligation fails to meet its obligation. The loss reserve policy for financial guarantee insurance discussed in this footnote relates only to Ambac Assurance’s non-derivative insurance business. Losses and loss expenses are based upon estimates of the ultimate aggregate losses inherent in the non-derivative financial guarantee portfolio as of the reporting date. The evaluation process for determining the level of reserves is subject to certain estimates and judgments. In most instances, claim payments are forecasted in advance of issuer default as a result of active surveillance of the insured book of business and observation of deterioration in the obligor’s credit standing. Based upon Ambac Assurance’s experience, claim payments become probable and estimable once the issuer’s credit profile has migrated to certain impaired credit levels. The trustee, on behalf of the insured party, named beneficiary, or custodian has the right to make a claim under Ambac Assurance’s financial guarantee insurance policy at the first scheduled debt service date of the defaulted obligation. As discussed in the last paragraph of this note, the accounting for credit loss reserves is subject to change.

The liability for losses and loss expenses consists of active credit and case basis credit reserves. Active credit reserves are for probable and estimable losses due to credit deterioration on insured credits that have not yet defaulted or been reported and are reflected on an undiscounted basis as of the reporting date. The establishment of reserves for exposures that have not yet defaulted is a common practice in the financial guarantee industry. However, Ambac Assurance is aware that there are differences in the specific methodologies applied by other financial guarantors in establishing such reserves. Ambac Assurance’s active credit reserve is based on management’s on-going review of the non-derivative financial guarantee credit portfolio. Active surveillance of the insured portfolio enables Ambac Assurance’s Surveillance Group to track credit migration of insured obligations from period to period and prepare an adversely classified credit listing. The active credit reserve is established only for adversely classified credits. The criteria for an exposure to be included on the adversely classified credit listing includes the deterioration in an issuer’s financial condition, underperformance of the underlying collateral (for collateral dependent transactions such as mortgage-backed securitizations), problems with the servicer of the underlying collateral and other adverse economic events or trends. The servicer of

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

the underlying collateral of an insured securitization transaction is a consideration in assessing credit quality because the servicer’s performance can directly impact the performance of the related issue. For example, a servicer of a mortgage-backed securitization that does not remain current in its collection efforts could cause an increase in the delinquency and potential default of the underlying obligation.

The active credit reserve is established through a process that begins with estimates of probable losses inherent in the adversely classified credit portfolio. Estimates are computed for each adversely classified credit. These estimates are based upon: (i) Ambac Assurance’s internal system of credit ratings, which are analogous to the risk ratings of the major rating agencies; (ii) internally developed historical default information (taking into consideration ratings and average life of an obligation); (iii) internally developed loss severities; and (iv) the net par outstanding on the adversely classified credit. The loss severities and default information are based on rating agency information and are specific to each bond type and are established and approved by Ambac Assurance’s Portfolio Risk Management Committee. The Portfolio Risk Management Committee is comprised of senior risk management professionals and other senior management of Ambac Assurance. For certain credit exposures that have deteriorated significantly, Ambac Assurance will undertake additional monitoring and loss remediation efforts. Additional remediation can include various actions by Ambac Assurance. The most common actions include obtaining detailed appraisal information on collateral, more frequent meetings with the issuer’s or servicer’s management to review operations, financial condition and financial forecasts and more frequent analysis of the issuer’s financial statements. For these credits, Ambac Assurance would use relevant information obtained from its remediation efforts to adjust the estimate discussed above. Senior management meets at least quarterly with the Surveillance Group to review the status of their work to determine the adequacy of Ambac Assurance’s loss reserves and make any necessary adjustments. Active credit reserves were $147,624 and $197,607 at September 30, 2006 and December 31, 2005, respectively. The active credit reserves at September 30, 2006 and December 31, 2005 were comprised of 71 and 88 credits with net par outstanding of $5,416,735 and $6,319,724, respectively. Included in the calculation of active credit reserves at September 30, 2006 and December 31, 2005 was the consideration of $9,722 and $17,479, respectively, of reinsurance which would be due to Ambac Assurance from reinsurers, upon default of the insured obligation.

Case basis credit reserves are for losses on insured obligations that have defaulted. We believe our definition of case basis credit reserves differs from other financial guarantee industry participants. Upon the occurrence of a payment default, the related active credit reserve is transferred to case basis credit reserve. Additional provision for losses upon further credit deterioration of a case basis exposure are initially recorded through the active credit reserve and subsequently transferred to case basis credit reserves. Our case reserves represent the present value of anticipated loss and loss expense payments expected over the estimated period of default. Loss and loss expenses consider anticipated defaulted debt service payments, estimated expenses associated with settling the claims and estimated recoveries under collateral and subrogation rights. The estimate does not consider future installment premium receipts, as the likelihood of such receipts is remote. Ambac Assurance discounts these estimated net payments using discount rates that approximate the average taxable equivalent yield on our investment portfolio.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Case basis credit reserves were $131,990 and $106,532 at September 30, 2006 and December 31, 2005, respectively. The discount rate applied to case basis credit reserves was 4.75% at September 30, 2006 and December 31, 2005. The case basis credit reserves at September 30, 2006 and December 31, 2005 were comprised of 8 and 10 credits, respectively, with net par outstanding of $766,319 and $838,975, respectively. Additionally, we have reinsurance recoverables on case basis credit reserves of $5,264 and $3,468 at September 30, 2006 and December 31, 2005, respectively.

Ambac Assurance provides information on the classification of its loss reserve between active credit reserve and case basis credit reserve for the purpose of disclosing the components of the total reserve that relate to exposures that have not yet defaulted and those that have defaulted. The total reserve (active credit and case basis) was $279,614 and $304,139 at September 30, 2006 and December 31, 2005, respectively. Due to the relatively small number and large size of certain insured obligations comprising the active and case basis credit reserves, improvements or further deterioration in any one credit may significantly impact our loss provision in a given period. The provision for losses and loss expenses in the accompanying Consolidated Statements of Operations represents the expense recorded to bring the total reserve to a level determined by management to be adequate for losses inherent in the non-derivative financial guarantee insurance portfolio.

Our liabilities for credit losses are based in part on the short-duration accounting guidance in SFAS No. 60, “Accounting and Reporting by Insurance Enterprises.” The trustee (on behalf of the insured party), named beneficiary or custodian has a right to a claim payment under the financial guarantee insurance policy at the date of the first scheduled debt service payment of a defaulted security in the amount equal to the payment shortfall. We believe a loss event occurs for financial guarantee insurance products at the time the issuers’ financial condition deteriorates to an impaired credit status rather than at the time the insured party has a right to a claim payment. Because of this belief and the ambiguities discussed below in the application of SFAS No. 60 to the financial guarantee industry, Ambac Assurance does not believe that SFAS No. 60 alone provides sufficient guidance. As a result, Ambac Assurance supplements the guidance in SFAS No. 60 with the guidance in SFAS No. 5, “Accounting for Contingencies,” which calls for a loss to be accrued if it is probable that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated. Ambac also relies by analogy on EITF Issue No. 85-20, “Recognition of Fees for Guaranteeing a Loan,” which states that a guarantor should perform an ongoing assessment of the probability of loss to determine if a liability (and a loss) should be recognized under SFAS No. 5.

In management’s view, the accounting guidance noted above does not comprehensively address the attributes of financial guarantee insurance contracts, primarily due to the fact that SFAS No. 60 was developed prior to the maturity of the financial guarantee industry. Financial guarantee contracts have elements of long-duration insurance contracts in that they are generally irrevocable and extend over a period of time that may be 30 years or more but are considered and

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

reported for regulatory purposes as property and casualty insurance, normally considered short-duration contracts. The short-duration and long-duration classifications have different methods of accounting for premium revenue, deferred acquisition costs and contract liability recognition.

Ambac Assurance is aware that there are certain differences regarding the measurement of liabilities for credit losses among participants in the financial guarantee industry. Difficulties applying the existing insurance accounting literature such as the classification of the insurance contracts as either short-duration or long-duration to the attributes of financial guarantee insurance, different measurement models and assumptions utilized, regulatory guidance provided to certain entities, and the existence of accounting literature providing guidance with respect to liability recognition for loan guarantees are the reasons for differences among the industry participants.

In January and February of 2005, the Securities and Exchange Commission (“SEC”) staff discussed with the financial guarantee industry participants differences in loss reserve recognition practices among those participants. In June 2005, the Financial Accounting Standards Board (“FASB”) added a project to its agenda to consider the accounting by financial guarantee insurers for claims liability recognition, premium recognition and deferred acquisition costs. The proposed and final guidance are expected to be issued in 2007. When the FASB reaches a final resolution on this issue, Ambac Assurance and the rest of the financial guarantee industry may be required to change some aspects of their loss reserving policies and premium and expense recognition. Until a final standard is released, Ambac Assurance cannot predict how the FASB will resolve this issue and the resulting impact on our financial statements. Until the issue is resolved, Ambac Assurance intends to continue to apply its existing policy with respect to the establishment of both case and active credit reserves.

(4)	Special Purpose and Variable Interest Entities

Ambac Financial Group has involvement with special purpose entities, including variable interest entities (“VIEs”) in the following ways. First, Ambac Assurance is a provider of financial guarantee insurance for various debt obligations. Second, Ambac Financial Group has sponsored two special purpose entities that issue medium-term notes (“MTNs”) to fund the purchase of certain financial assets. As discussed in detail below, these Ambac Financial Group-sponsored special purpose entities are considered Qualifying Special Purpose Entities (“QSPEs”). Lastly, Ambac Assurance is an investor in asset-backed securities issued by VIEs, and, in one transaction, has a beneficial interest in a VIE that purchases fixed rate municipal bonds with proceeds from the issuance of floating rate short term beneficial interests as discussed in detail below.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Financial Guarantees:

Ambac Assurance provides financial guarantees in respect of debt obligations of special purpose entities, including VIEs. Ambac Assurance’s primary variable interest exists through this financial guarantee insurance or credit derivative contract. The transaction structure provides certain financial protection to Ambac Assurance. This financial protection can take several forms; however, the most common are over-collateralization, first loss and excess spread. In the case of over-collateralization, (i.e., the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations guaranteed by Ambac Assurance), the structure allows the transaction to experience defaults among the securitized assets before a default is experienced on the structured finance obligations that have been guaranteed by Ambac Assurance. In the case of first loss, the financial guarantee insurance policy only covers a senior layer of losses on debt issued by special purpose entities, including VIEs. The first loss with respect to the assets is either retained by the seller or sold off in the form of equity or mezzanine debt to other investors. In the case of excess spread, the financial assets contributed to special purpose entities, including VIEs, generate interest cash flows that are in excess of the interest payments on the related debt; such excess cash flow is applied to redeem debt, thus creating over-collateralization.

As of September 30, 2006, Ambac Assurance is the primary beneficiary under three transactions as a result of providing financial guarantees to these entities. Ambac Assurance consolidated these entities since the structural financial protections are outside the VIEs. These structural protections, had they existed inside the VIEs, would have absorbed a majority of the VIEs’ expected losses and consequently Ambac Assurance would not have consolidated these entities. All consolidated VIEs are bankruptcy remote special purpose financing entities created by the issuer of debt securities to facilitate the sale of notes guaranteed by Ambac Assurance. Ambac Assurance is not primarily liable for the debt obligations of these entities. Ambac Assurance would only be required to make payments on these debt obligations in the event that the issuer defaults on any principal or interest due. Additionally, Ambac Assurance’s creditors do not have rights with regard to the assets of these VIEs.

Proceeds from the note issuance of the first VIE transaction, which closed in 2002, were used to purchase senior mortgage-backed floating rate notes of a South Korean mortgage-backed securities issuer. Protections afforded Ambac Assurance in this transaction were in the form of a reserve fund and the issuance of subordinated debt. Ambac Assurance will pay claims under its financial guarantee only in the event that losses on the mortgage assets of the South Korean issuer reduce the reserve fund to zero and exceed the principal amount of the subordinated notes. Total long-term debt outstanding under this note issuance was $37,380 and $64,522 with a final maturity date of December 3, 2022 and a variable rate of interest which was 5.77% and 4.26% at September 30, 2006 and December 31, 2005, respectively.

Proceeds from the note issuances of the other transactions, both of which closed in 2004, were used to purchase notes issued by special purpose reinsurance companies in connection with their reinsurance of defined blocks of life insurance contracts. Protections afforded Ambac Assurance were in the form of capital contributed to the reinsurance

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

companies and the issuance of subordinated debt by the VIEs. Ambac Assurance will pay claims under its financial guarantees in these transactions if cash flows generated under the reinsurance agreements and the proceeds from the contributed capital and subordinated debt are insufficient to repay the noteholders. Total debt outstanding under these note issuances was $984,136 and $977,325 at September 30, 2006 and December 31, 2005, respectively, with maturity dates ranging from April 15, 2016 to February 6, 2025. At September 30, 2006 the interest rate on these notes ranged from 4.75% to 5.33%. Under one of these transactions, Ambac Assurance is subject to potential consolidation of an additional $200,000 of assets and liabilities in connection with future utilization of the VIE by the reinsurer.

The following table provides supplemental information about the combined assets and liabilities associated with the VIEs discussed above. The assets and liabilities of these VIEs are consolidated into the respective Balance Sheet captions.

	At September 30, 2006	At December 31, 2005
Assets:
Cash	$1,557	$676
Loans Investment in fixed income securities	555,541 464,381	659,379 390,423
Investment income due and accrued	7,871	7,448
Derivative assets	2,375	—
Other assets	6,655	—

Total assets	$1,038,380	$1,057,926

Liabilities:
Long-term debt	1,021,516	$1,041,848
Derivative liabilities	—	6,332
Deferred taxes	(77)	315
Accrued interest payable	8,801	8,303
Other liabilities	8,282	543

Total liabilities	1,038,522	1,057,341

Stockholder’s equity:
Accumulated other comprehensive income	(142)	585

Total liabilities and stockholder’s equity	$1,038,380	$1,057,926

Qualified Special Purpose Entities:

Ambac Financial Group has transferred financial assets to two special purpose entities. The business purpose of these entities is to provide certain financial guarantee clients with funding for their debt obligations. These entities meet the characteristics of QSPEs in accordance with SFAS 140. QSPEs are not subject to the requirements of FIN 46-R and accordingly are not consolidated in Ambac Financial Group’s or Ambac Assurance’s financial statements. The QSPEs are legal entities that are demonstrably distinct from Ambac Financial Group. Ambac Financial Group, its affiliates or its agents cannot unilaterally dissolve the QSPEs. The QSPEs permitted activities are limited to those outlined below.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

As of September 30, 2006, there have been 14 individual transactions processed through the QSPEs of which 9 are outstanding. In each case, Ambac Financial Group sold fixed income debt obligations to the QSPEs. These transactions are true sales based upon the bankruptcy remote nature of the QSPE and the absence of any agreement or obligation for Ambac Financial Group to repurchase or redeem assets of the QSPE. Additionally, Ambac Financial Group’s creditors do not have any rights with regards to the assets of the QSPEs. The purchase by the QSPE is financed through the issuance of MTNs, which are collateralized by the purchased assets. Derivative contracts (interest rate and currency swaps) may be used for hedging purposes only. Derivative hedges are established at the time MTNs are issued to purchase financial assets. The activities of the QSPEs are contractually limited to purchasing assets from Ambac Financial Group, issuing MTNs to fund such purchase, executing derivative hedges and related administrative services. Ambac Assurance may issue a financial guarantee insurance policy on the assets sold, the MTNs issued or both. As of September 30, 2006, Ambac Assurance had financial guarantee insurance policies issued for all assets, MTNs and derivative contracts owned and outstanding by the QSPEs.

Pursuant to the terms of Ambac Assurance’s insurance policy, insurance premiums are paid to Ambac Assurance by the QSPEs and are earned in a manner consistent with other insurance policies, over the risk period. Any losses incurred would be included in Ambac Assurance’s Consolidated Statements of Operations. Under the terms of an Administrative Agency Agreement, Ambac Financial Group provides certain administrative duties, primarily collecting amounts due on the obligations and making interest payments on the MTNs.

There were no assets sold to the QSPEs during the nine months ended September 30, 2006 and the year ended December 31, 2005. As of September 30, 2006, the estimated fair value of financial assets, MTN liabilities and derivative hedge liabilities of the QSPEs was $1,572,969, $1,606,733 and $3,269, respectively. When market quotes are not available, fair values are based on internal valuation models, which utilize current market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market. Ambac Assurance received gross premiums for issuing financial guarantee policies on the assets, MTNs and derivative contracts of $3,774 and $4,317 for the nine months ended September 30, 2006 and 2005, respectively. Ambac Financial Group also received fees for providing other services amounting to $200 and $241 for the nine months ended September 30, 2006 and 2005, respectively.

VIE Beneficial Interest:

Ambac Assurance owns a beneficial interest in a special purpose entity that meets the definition of a VIE. This entity has issued floating rate beneficial interests to investors and invested the proceeds in fixed rate municipal debt securities. These beneficial interests are directly secured by the related municipal debt securities. Ambac Assurance is the primary beneficiary of this entity as a result of its beneficial interest. The fixed rate municipal debt securities, which are reported as Investments in fixed income securities, at fair value on the Consolidated Balance Sheets, were $259,023 and $258,806 as of September 30, 2006 and December 31, 2005, respectively. The beneficial interests issued to third parties, reported as

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

“Obligations Under Payment Agreements” on the Consolidated Balance Sheets, were $248,560 and $248,760 as of September 30, 2006 and December 31, 2005, respectively. As of September 30, 2006 and December 31, 2005, the interest rates on these beneficial interests ranged from 2.96% to 4.00% and from 1.49% to 3.55%, respectively.

(5)	Employee Benefit Plans

        Stock-based Compensation:

The Ambac Financial Group 1997 Equity Plan (the “Equity Plan”) provides for the granting of stock options, stock appreciation rights, restricted stock units (“RSUs”), performance units and other awards that are valued or determined by reference to Ambac Financial Group’s Common Stock. Ambac Financial Group also maintains the Ambac 1997 Non-Employee Directors Equity Plan, which provides awards of restricted stock units to non-employee members of the Ambac’s Board of Directors. Stock options and RSUs granted under these plans provide that vesting is accelerated in certain circumstances such as upon retirement or death. As of September 30, 2006, approximately 7,800,000 shares were available for future grant under the Equity Plan and the Directors Equity Plan. The number of restricted stock units awarded to each non-employee director under the Directors Equity Plan are determined by formula.

Since January 1, 2003, Ambac Assurance accounted for stock-based employee compensation in accordance with the fair-value method prescribed by SFAS No. 123 as amended by SFAS Statement 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” (“SFAS 148”), prospectively to all employee awards granted after January 1, 2003.

Effective January 1, 2006, Ambac Assurance adopted SFAS No. 123-R, “Share-Based Payment”, (“SFAS No. 123-R”) by using the modified prospective approach to all employee awards granted after the effective date. Beginning with the effective date, SFAS 123-R requires entities to recognize compensation cost for all equity-classified awards after the effective date and for all awards granted to employees prior to the effective date of SFAS No. 123-R that remain unvested on the effective date using the fair-value measurement method and estimating forfeitures for all unvested awards. Key differences between SFAS No. 123-R and SFAS No. 123 are:

•	SFAS No. 123-R provided clarification that the Black-Scholes-Merton model is not appropriate for stock options containing a market condition that affects vesting and the ability to exercise. Stock options granted by Ambac Financial Group prior to the adoption of SFAS 123-R were valued using the Black-Scholes-Merton model. Stock options granted in 2006 will vest on the earlier of Ambac Financial Group’s common stock achieving certain price targets (market conditions) or meeting the requisite service requirement, therefore, the fair value of each market condition award was estimated on the date of grant using a Monte Carlo simulation model.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

•	SFAS 123-R requires compensation expense be recognized for partially vested awards outstanding at its effective date. The expense related to the unvested award will be recognized for the remainder of the requisite service period. Certain market condition stock option grants previously accounted for under APB No. 25 were partially vested as of January 1, 2006. For the three and nine months ended September 30, 2006 approximately $205 and $616, respectively, of compensation expense is recorded for these partially vested awards.

•	SFAS No.123-R requires the grant date expensing of share-based awards granted to retirement-eligible employees. This is consistent with how Ambac Assurance recognized such awards under SFAS 123. Based on interpretative guidance under SFAS No. 123-R, Ambac Assurance must elect to continue to expense awards to retirement eligible employees on the grant date or accrue in the year prior to the grant date. Ambac Assurance elected to accrue the estimated cost of the 2007 stock-compensation grants to retirement-eligible employees over the service period. Therefore, Ambac Assurance will accrue the estimated cost of such awards over the course of the fiscal year preceding the grant date ($1,766 and $5,299 recognized in the three and nine months ended September 30, 2006).

Stock options and restricted stock unit expenses are allocated to each of Ambac Financial Group’s subsidiaries based on the actual number of stock options and restricted stock units granted to each subsidiary’s employees.

Pensions:

Ambac Financial Group has a defined benefit pension plan covering substantially all employees of Ambac Assurance. The benefits are based on years of service and the employee’s average highest salary during five consecutive years of employment within the last ten years of employment. On October 23, 2006, the Compensation Committee of the Board of Directors of Ambac Financial Group approved an amendment to the Pension Plan that will terminate the Plan effective December 31, 2006. Benefits under the Plan will cease to accrue as of December 31, 2006 and the Plan will be amended to provide participants a choice of a lump-sum payment or an annuity. The Compensation Committee intends to replace this benefit with an increased matching contribution to Ambac’s defined contribution plan.

Pension expense is allocated to each of Ambac Financial Group’s subsidiaries based on percentage of payroll. Pension expense recorded by Ambac Assurance amounted to $379 and $1,119 for the three and nine months ended September 30, 2006, respectively, compared to $338 and $982 for the three and nine months ended September 30, 2005, respectively.

Postretirement and Other Benefits:

Ambac Financial Group provides postretirement and postemployment benefits, including health and life benefits that cover substantially all employees who meet certain age and service requirements. Effective August 1, 2005, new employees were not eligible for postretirement benefits. Amounts related to postretirement health benefits are charged based on actuarial determinations. These expenses are allocated for each of Ambac Financial Group’s subsidiaries

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

based on a percentage of payroll. All plans are contributory. None of the plans are currently funded. Ambac Assurance’s postretirement and post employment benefit expense was $300 and $886 for the three and nine months ended September 30, 2006, respectively, compared to $223 and $639 for the three and nine months ended September 30, 2005, respectively.

(6)	Segment Information

Ambac Assurance has two reportable segments, as follows: (1) financial guarantee, which provides financial guarantees (including structured credit derivatives) for public finance and structured finance obligations; and (2) financial services, which provides payment agreements, interest rate, currency and total return swaps.

Ambac Assurance’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies, personnel skill sets and technology.

Pursuant to insurance and indemnity agreements between Ambac Financial Services and Ambac Assurance, Ambac Financial Services’ payment obligations under its swap agreements are guaranteed by Ambac Assurance. Additionally, the payment obligations of Ambac Financial Services’ counterparties, under their swap agreements with Ambac Financial Services, are guaranteed by Ambac Assurance pursuant to insurance and indemnity agreements. Intersegment revenues include the premiums earned under those agreements. Such premiums are determined as if they were premiums to third parties, that is, at current market prices. In the three and nine months ended September 30, 2006, Financial Guarantee intersegment revenues include dividends of $10,600 and $21,600, respectively, from the Financial Services segment, compared to $0 and $2,500 for the three and nine months ended September 30, 2005.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

The following tables summarize the financial information by reportable segment as of and for the three and nine months ended September 30, 2006 and 2005:

(Dollars in thousands) Three months ended September 30,	Financial Guarantee	Financial Services	Intersegment Eliminations	Consolidated
2006:
Revenues:
External customers	$342,669	$6,568	$—	$349,237
Intersegment	11,086	—	(11,086)	—

Total revenues	$353,755	$6,568	($11,086)	$349,237

Income before income taxes:
External customers	$302,266	$2,815	$—	$305,081
Intersegment	11,760	(1,160)	(10,600)	—

Total income before income taxes	$314,026	$1,655	($10,600)	$305,081

Total assets	$11,402,235	$1,501,443	$—	$12,903,678

2005:
Revenues:
External customers	$351,720	$14,437	$—	$366,157
Intersegment	772	—	(772)	—

Total revenues	$352,492	$14,437	($772)	$366,157

Income before income taxes:
External customers	$223,127	$11,238	$—	$234,365
Intersegment	1,351	(1,351)	—	—

Total income before income taxes	$224,478	$9,887	$—	$234,365

Total assets	$10,383,179	$1,401,655	$—	$11,784,834

(Dollars in thousands) Nine months ended September 30,	Financial Guarantee	Financial Services	Intersegment Eliminations	Consolidated
2006:
Revenues:
External customers	$1,049,293	$28,066	$—	$1,077,359
Intersegment	23,500	—	(23,500)	—

Total revenues	$1,072,793	$28,066	($23,500)	$1,077,359

Income before income taxes:
External customers	$901,593	$16,708	$—	$918,301
Intersegment	25,522	(3,922)	(21,600)	—

Total income before income taxes	$927,115	$12,786	($21,600)	$918,301

Identifiable assets	$11,402,235	$1,501,443	$—	$12,903,678

2005:
Revenues:
External customers	$973,088	$20,404	$—	$993,492
Intersegment	4,619	—	(4,619)	—

Total revenues	$977,707	$20,404	($4,619)	$993,492

Income before income taxes:
External customers	$713,876	$10,654	$—	$724,530
Intersegment	6,356	(3,856)	(2,500)	—

Total income before income taxes	$720,232	$6,798	($2,500)	$724,530

Identifiable assets	$10,383,179	$1,401,655	$—	$11,784,834

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

The following table summarizes unaffiliated gross premiums written and net premiums earned and other credit enhancement fees included in the financial guarantee segment by location of risk for the three and nine months ended September 30, 2006 and 2005:

(Dollars in thousands)	Three Months		Nine Months
	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees
2006:
United States	$153,108	$153,294	$538,736	$481,891
United Kingdom	32,541	27,928	106,128	60,033
Japan	6,565	5,854	20,606	18,237
Italy	1,611	2,300	10,017	6,616
Australia	711	2,316	9,734	7,915
Brazil	2,070	1,801	6,846	5,913
Mexico	1,111	1,003	3,454	3,109
Internationally diversified (1)	8,189	12,012	26,821	39,606
Other international	9,637	11,308	27,092	29,922

Total	$215,543	$217,816	$749,434	$653,242

2005:
United States	$190,646	$176,266	$627,766	$486,010
United Kingdom	17,193	17,089	62,867	50,045
Japan	7,135	7,278	21,025	22,414
Italy	563	1,980	8,925	6,253
Australia	3,593	2,218	12,696	6,521
Brazil	4,263	3,347	10,089	8,068
Mexico	1,101	580	8,841	3,965
Internationally diversified (1)	8,124	15,520	23,555	43,967
Other international	6,102	8,393	17,327	24,113

Total	$238,720	$232,671	$793,091	$651,356

1)	Internationally diversified includes guarantees with multiple locations of risk and includes components of United States exposure.

(7)	Accounting Standards

On February 16, 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS 155 amends SFAS 133 and SFAS 140, and addresses issues raised in SFAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The primary objectives of SFAS 155 are: (i) with respect to SFAS 133, to address the accounting for beneficial interests in securitized financial assets and (ii) with respect to SFAS 140, eliminate a restriction on the passive derivative instruments that a QSPE may hold. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Ambac Assurance will adopt SFAS 155 on January 1, 2007 and is currently evaluating the implications of SFAS 155 on its financial statements.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

On April 13, 2006, the FASB issued Staff Position (“FSP”) No. FIN 46(R)-6 “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)”. This FSP addresses the approach to determine the variability to consider when applying FIN 46 (R) and includes illustrative examples of how the variability should be considered. The variability that is considered may affect the determination as to whether the entity is a VIE, the determination of which interests are variable interests in the entity, if necessary, the calculation of expected losses and residual returns of the entity, and the determination of which party is the primary beneficiary of the VIE. The effective date for prospective application is the first day of the first reporting period beginning after June 15, 2006. Retrospective application, if elected, should be completed no later than the end of the annual reporting period after July 15, 2006, effectively December 31, 2006 for Ambac Assurance. Ambac Assurance has adopted this FSP on all new transactions entered into on July 1, 2006 and thereafter. Ambac Assurance is also currently evaluating whether to elect the retrospective application of this FSP.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48 “Accounting for Uncertainty in Income Taxes”, an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109 “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is applicable for fiscal years beginning after December 15, 2006, with early application encouraged if financial statements, including interim financial statements have not been issued in the period of adoption. Ambac Assurance is currently evaluating the implication of this Interpretation on its financial statements.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. Ambac Assurance is currently evaluating the implications of SFAS 157 on its financial statements. In addition, SFAS 157 supersedes the guidance in EITF 02-3, which prohibited the recognition of day one gains on certain derivative transactions. With the adoption of SFAS 157, any remaining EITF 02-3 reserves will be reflected as a cumulative effect adjustment to the opening balance of retained earnings.

In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. SFAS 158 requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Employers are required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. SFAS 158 requires prospective application. Ambac Assurance is currently evaluating the implications of SFAS 158 on its financial statements, particularly considering the termination of the pension plan.

The FASB is currently working on a number of amendments to the existing accounting standards governing financial guarantees, asset transfers, securitization, and consolidation. Upon completion of these standards, Ambac Assurance will need to reevaluate its accounting and disclosures.